EXHIBIT 4(j)


                  English Summary of Lease for Fab L1

Date:
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January 1, 2002.

Parties:
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SCIENCE-BASED INDUSTRIAL PARK ADMINISTRATION (the "Lessor").
AU Optronics Corp. (the "Lessee").

Leased Premises:
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The government-owned land containing 1,741 square meters, located on the land
Nos. 76-6, Science-Based Industrial Park small section, Science-Based Industrial Park Section of Science-Based Industrial Park, Hsin-Chu.

Leased Term:
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Commencing September 1, 2001 and expiring on December 31, 2020.

Rental:
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The rental shall be forty-seven New Taiwan Dollars and thirty cents (NT$47.3)
per square meter per month.

The total amount of monthly rental shall be eighty-two thousand three hundred forty-nine New Taiwan Dollars (NT$82,349).

During the terms of the Lease, should the government adjust the land price, Lessee agrees to adjust the rental as well. The rental which has been paid shall be increased or returned.

Termination by Lessor
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Lessee may terminate the Lease at any time if any of the following shall happen:
a) Lessee has lost its qualifications to operate business or provide services in the Science-Based Industrial Park or is ordered by Lessee to move out from the Park;
b) Lessee has violated certain provisions herein and fails to make improvements within the period specified in the written notice of Lessee;
c) Lessee fails to pay the rental for two years after it has become due and payable;
d) Lessee fails to make application regarding construction works within three months from the date hereof or fails to make improvements or corrections in case of rejected application;
e) Lessee fails to complete construction works within the period specified herein or the extended period as agreed by Lessee; or
f) Lessee violates provisions herein regarding the proper use of the leased land.


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